UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of November 2007

                        Commission File Number 001-33444

                                   Eurand N.V.
                       ---------------------------------
                 (Translation of registrant's name into English)

                                  Olympic Plaza
                             Fred. Roeskestraat 123
                       1076 EE Amsterdam, The Netherlands
                 ----------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F |X| Form 40-F [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Included in this report on Form 6-K as Exhibit 1 is a press release by Eurand N.V. ("Eurand" or the "Company"), issued on November 9, 2007, announcing results of operations for the quarter ended September 30, 2007. Also included in this report as Exhibit 2 is a report by the Company relating to Eurand's financial condition and results of operations for the quarter ended September 30, 2007, including unaudited financial statements and operating review and prospects.

                                                                       Exhibit 1


[GRAPHIC OMITTED][GRAPHIC OMITTED]



CONTACTS:
Mario Crovetto                              Nick Laudico/Elizabeth Scott
Chief Financial Officer                     The Ruth Group
Eurand N.V.                                 646-536-7030/7014
+39 02 95428 521                            nlaudico@theruthgroup.com
mario.crovetto@eurand.com                   escott@theruthgroup.com



    Eurand Reports Third Quarter 2007 Key Achievements and Financial Results


Highlights:
----------

- Cephalon, Inc. announced in August 2007 it had signed an agreement to acquire Amrix(R) (cyclobenzaprine HCl), a product developed by Eurand, from ECR Pharmaceuticals ("ECR") with expected product launch in November 2007

- Signed four new co-development contracts with different pharmaceutical companies, taking the year-to-date total to six new collaborations

- Received $1.5 million milestone payment from GlaxoSmithKline's ("GSK") following the successful completion of a pivotal bioequivalence study of EUR-1048

- On track to complete bioavailability study of lead product candidate, Zentase(TM) (EUR-1008), in November 2007, with anticipated NDA submission before the end of 2007

- Commenced $5.5 million expansion project of Dayton, OH research and development facility

- Increased year-to-date revenues by 5 percent at constant currency to EUR63.7 million ($90.5 million) and by 1 percent at constant currency for the third quarter to EUR20.0 million ($28.4 million)


Amsterdam - November 9, 2007 - Eurand N.V. (NASDAQ: EURX), a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies, today announced key achievements and financial results for the three months ended September 30, 2007.

The Company disclosed recent business and clinical developments related to its preparations for the commercial launch of its lead proprietary product candidate, Zentase(TM) (EUR-1008), currently being developed for the treatment of exocrine pancreatic insufficiency (EPI), as well as an update on the Company's most advanced product candidates, both partnered and proprietary.

Gearoid Faherty, Chief Executive Officer of Eurand, commented, "The third quarter was a very successful time for Eurand and we achieved a number of significant milestones. Two important highlights included the acquisition by Cephalon of Amrix(R) (cyclobenzaprine HCl), a product we co-developed, from ECR Pharmaceuticals and the successful completion of a pivotal clinical study of EUR-1048, our undisclosed co-development product with GSK. Cephalon expects to launch Amrix this month. In addition, the Company expects GSK to file a New Drug Application (NDA) for EUR-1048 in the near future. On the business development front, we continue to make progress expanding the geographical and therapeutic reach of our established base business. We signed four co-development deals in the last quarter, taking our deal total year-to-date in 2007 to six. These deals are with some of the world's leading pharmaceutical and biotechnology companies and we continue to look to for new collaborations."


PRODUCT DEVELOPMENT PIPELINE UPDATES:

ZENTASE(TM) (EUR-1008)

- Eurand expects to complete its gastrointestinal (GI) bioavailability study of Zentase before the end of November 2007. The Company expects to finalize its NDA submission before the end of the year, at which time it will request priority review from the Food and Drug Administration (FDA). Eurand initiated its rolling NDA submission in June 2007 and was granted fast-track designation by the FDA.

EUR-1002 - Amrix(R) (cyclobenzaprine HCl)

- On August 23, 2007, Cephalon announced it had signed an agreement to acquire Amrix from ECR and that it expects to launch the product in November 2007. Amrix is an once a day formulation of cyclobenzaprine which was developed by Eurand for ECR using its proprietary Diffucaps(R) technology. Eurand, as the licensor and exclusive manufacturer of the product, is working with Cephalon to support the commercialization of the product in the U.S. Eurand is entitled to receive royalty payments from Cephalon on Amrix sales. ECR received NDA approval for the product in February 2007.

EUR-1048 - Co-Development Product with GSK

- Eurand is co-developing a fast-dissolve formulation of an undisclosed GSK compound using the Company's Microcap(TM) taste masking and AdvaTab(R) orally disintegrating tablet technologies. Eurand announced in September 2007 that it received a $1.5 million milestone payment from GSK following the successful completion of a pivotal bioequivalence study of the compound. Pursuant to its agreement with GSK, the Company could potentially receive milestone payments totaling up to $42 million (including those that have already been received by the Company). Eurand expects GSK to file a NDA in the near future, with anticipated product launch in late 2008. Under the agreement, Eurand is entitled to manufacture the product for GSK and receive royalty revenues.

Eurand has more than 10 other product candidates in various earlier stages of development, both on a proprietary basis and for co-development partners.

Eurand signed six co-development agreements to date in 2007 and is in discussions on a number of other potential agreements with multinational pharmaceutical companies for the development of products using Eurand's drug formulation technologies.


RECENT CORPORATE DEVELOPMENTS:

On September 27, 2007, Eurand announced the expansion of its research and development facilities in Dayton, OH. The purpose of the extension is to cope with the increased number of collaborative and internal projects entering development. The $5.5 million construction project includes the renovation of approximately 13,000-square-feet of the existing building and a 13,000-square-foot addition. The project is expected to be completed in 2009.

On September 13, 2007, Eurand announced the appointment of Angelo C. Malahias and Rolf A. Classon to the Eurand Board of Directors. Mr. Malahias and Mr. Classon joined the Board as independent, non-executive directors.


YEAR-TO-DATE AND THIRD QUARTER 2007 FINANCIAL RESULTS:

Total revenues were Eur63.7 ($90.5 million) for the nine months ended September 30, 2007, representing an increase of approximately 5 percent at constant currency rates compared to the same period in 2006. Product sales were Eur53.4 million ($75.9 million), representing an increase of 4 percent at constant currency compared to the same period in 2006. Royalties were Eur2.9 million ($4.1 million), representing an increase of 5 percent at constant currency compared to the same period in 2006. Development fees were Eur7.4 million ($10.5 million), representing an increase of 9 percent at constant currency compared to the same period in 2006. The increase in development fees was primarily due to milestones earned during the nine-month period.

Research and development expenses were Eur12.0 million ($17.1 million) for the nine months ended September 30, 2007, representing an increase of 1 percent at constant currency rates compared to the same period in 2006. Selling, general and administrative (SG&A) expenses were Eur14.7 million ($20.9 million), representing an increase of 44 percent at constant currency compared to the same period in 2006. This increase was primarily due to increased head count and other costs associated with the build-out of the sales and marketing infrastructure for Zentase, the costs of public company compliance, and legal costs related to the ongoing litigation between Eurand and UCB.

Operating profit was Eur0.8 million ($1.2 million) for the nine months ended September 30, 2007 compared to Eur4.0 million ($5.7 million) for the same period in 2006. The lower operating profit was primarily due to increased SG&A spending.

Financial expenses were Eur1.5 million ($2.1 million) for the nine months ended September 30, 2007, compared to Eur5.8 million ($8.2 million) for the same period of 2006. The reduction in financial costs was mainly due to the repayment of debt with proceeds from the Company's May 2007 IPO.

Net loss was Eur1.6 million (Eur0.04 per share on a pro forma basis) for the nine months ended September 30, 2007, compared to Eur3.0 million (Eur0.09 per share on a pro forma basis) for the same period in 2006.

For the three months ended September 30, 2007, total revenues were Eur20.0 million ($28.4 million), representing an increase of approximately 1 percent at constant currency rates compared to the same period in 2006. For the same period, the Company reported net loss of Eur1.1 million (Eur0.03 per share) compared to Eur1.7 million (Eur0.05 per share) for the same period in 2006.

The Company's financial position improved as proceeds from the IPO were used to reduce gross debt from Eur63.1million to Eur1.6 million (from $89.8 million to $2.2 million) and increase cash from Eur5.8 million to Eur19.4million (from $8.3 million to $27.6 million).

Attached to this earnings press release are three tables:

* Selected consolidated statements of operations for the nine months ended September 30, 2007 compared to the same period in 2006

*    Selected consolidated statements of operations for the past seven quarters

*    Selected balance sheet data

--------------------------------------------------------------------------------

This press release contains translations of euros into U.S. dollars at a convenience rate of 1.4219 U.S. dollars per euro, the noon buying rate at the Federal Reserve Bank of New York on September 30, 2007.

Percentage variances quoted in "Constant Currency" represent the increase or decrease recomputed as if Euro/Dollar exchange rates had been the same in the nine months ended September 30, 2007 as they were in the same period 2006. As a guide, average exchange rates were Eur1=1.342/$ in year to date September 30, 2007, and Eur1=1.244/$ in the year to date September 30, 2006.


Conference Call Information

The Company will host a conference call on Friday, November 9, 2007 at 8:00 a.m. Eastern Daylight Time, 2:00 p.m. Central Europe Summer Time covering these first half 2007 financial results.

To participate in the conference call, US Participants dial 1-888-935-4575, International Participants dial + 1-718-354-1385. A replay of the call will be available until November 16, 2007. The passcode to access the replay is 4483027#, US Participants dial 1-866-883-4489 , International Participants dial +1-718-354-1112.

Additionally, a live audio of the conference call will be simultaneously broadcast over the Internet and can be accessed by visiting http://ir.eurand.com/eventdetail.cfm

About Eurand

Eurand is a specialty pharmaceutical company that develops enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. Eurand has had four products approved by the FDA since 2001 and has a pipeline of product candidates in development for itself and its collaboration partners. Eurand has completed two phase III clinical trials on its lead product candidate, Zentase, for the treatment of Exocrine Pancreatic Insufficiency and filed a rolling NDA for this product which the company anticipates to complete by the end of 2007. Eurand's technology platforms include customized drug release, bioavailability enhancement, taste making and orally disintegrating tablets, and drug conjugation.

Eurand is a global company with facilities in the USA and Europe. For more information, visit Eurand's website at www.eurand.com.

This certain statements made in this release, and oral statements made with respect to information contained in this release, may constitute forward-looking statements. Such forward-looking statements include those which express, plan, anticipation, intent, contingency, goals, targets or future development and/or otherwise are not statements of historical fact. The words "potentially", "anticipates", "expects" and similar expressions will some times identify forward-looking statements. These statements include, but not limited to, the planned product launch of Zentase, those relating to our anticipated funding needs for the marketing of Zentase and other future operations and the scientific robustness of any of our products, our plans or our collaborators' plans for our NDA filing, enrollment and future plans for our clinical trials, progress of and reports of results from clinical studies, clinical development plans and product development activities. These statements are based upon management's current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Such risks have been described in Eurand's filings with the U.S. Securities and Exchange Commission. Forward-looking statements contained in this press release are made as of this date, and we undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Actual events could differ materially from those anticipated in the forward-looking statements.


Selected Consolidated Statement of Operations Data (unaudited)
--------------------------------------------------------------


                                           Nine months ended September 30,
                            ------------------------------------------------------------
                                2007        2007         2006               % Change
                                                                      in current  in constant
                              $'000(a)    euro'000     euro'000       currency     currency

Product sales..............   $ 75,911      53,387      53,145          +1%         +4%
Royalty income.............    $ 4,132       2,906       2,954          -2%         +5%
Development fees...........   $ 10,478       7,369       7,253          +2%         +9%
                             ----------  ----------  ----------  ----------  ----------
Total revenues.............   $ 90,521      63,662      63,352          +1%         +5%
Cost of goods sold.........   $(50,543)    (35,546)    (36,322)         -2%         +1%
R & D expenses.............   $(17,105)    (12,030)    (12,182)         -1%         +1%
S G & A expenses...........   $(20,908)    (14,704)    (10,544)        +40%        +44%
Amortization of intangibles      $(765)       (538)       (546)         -2%         -1%
Other income and deductions          -           -         280          n/a         n/a
                             ----------  ----------  ----------  ----------  ----------
Operating profit...........    $ 1,200         844       4,038         -79%        -62%

Financial income (expense).    $(2,094)     (1,473)     (5,771)        -75%        -68%
                             ----------  ----------  ----------  ----------  ----------
Loss before taxes..........      $(894)       (629)     (1,733)        -64%        -80%

Income taxes...............    $(1,398)       (983)     (1,247)        -21%        -21%
                             ----------  ----------  ----------  ----------  ----------
Net loss...................    $(2,292)     (1,612)     (2,980)        -46%        -55%
                             ==========  ==========  ==========  ==========  ==========

Basic and diluted net           $(0.10)  euro(0.07)   euro(1.32)
loss per share
Weighted average number      23,178,525  23,178,525   2,257,634
of shares
Pro forma basic and              $(0.05)  euro(0.04)  euro(0.09)
diluted net loss per share           (b)         (b)         (c)
Pro forma weighted           43,861,349  43,861,349  34,745,574
average number of shares             (b)         (b)         (c)


(a) Figures in US Dollars are translated from the euro, for convenience, at a rate of 1Euro=$1.4219, the noon buying rate at the Federal Reserve Bank of New York on September 30, 2007.

(b) Presumes the conversion of all Series A preference shares into 32,487,940 ordinary shares and the conversion of all Series C preference shares into 2,029,786 ordinary shares, as if these had occurred on January 1, 2007 rather than at the IPO date.

(c) Presumes the conversion of all Series A preference shares into 32,487,940 ordinary shares, as if this had occurred on January 1, 2006. There were no Series C preference shares during the nine months ended September 30, 2006.


Selected consolidated statements of operations for the past seven quarters


                          March 31,     June 30,September 30, December 31,    March 31,     June 30,September 30,
                               2006         2006         2006         2006         2007         2007         2007
                          euro'000      euro'000     euro'000     euro'000     euro'000     euro'000     euro'000

Product sales               17,927       18,889       16,329       16,626       18,706       18,828       15,853
Royalties                    1,283          860          811          942          974          842        1,090
Development fees             1,968        1,886        3,399        1,929        2,210        2,107        3,052
                      -------------------------------------------------------------------------------------------
Revenue                     21,178       21,635       20,539       19,497       21,890       21,777       19,995
           -            -            -            -            -            -            -
Cost of goods sold         (11,138)     (12,574)     (12,610)     (11,236)     (12,555)     (11,992)     (10,999)
Research and                     -            -            -            -            -            -            -
Development                      -            -            -            -            -            -            -
expenses attributable            -            -            -            -            -            -            -
to development fees         (1,249)      (1,303)      (1,497)      (1,541)      (1,231)      (1,319)      (1,062)
Other research and               -            -            -            -            -            -            -
development expenses        (3,425)      (2,402)      (2,306)      (2,564)      (2,648)      (2,503)      (3,267)
                                 -            -            -            -            -            -            -
Selling, general and             -            -            -            -            -            -            -
administrative costs        (3,235)      (3,558)      (3,751)      (4,242)      (4,481)      (4,710)      (5,513)
Other Expenses                   --           --         280           74            --           --            -
Amortization of                  -            -            -            -            -            -            -
Intangibles                   (183)        (182)        (181)        (181)        (180)        (179)        (179)
                      -------------------------------------------------------------------------------------------
Operating income (loss)      1,948        1,616         474         (193)         795        1,074       (1,025)
                                 -            -            -            -            -            -            -
Interest expenses, net      (1,876)      (1,936)      (1,970)      (1,479)      (1,228)        (468)         102
Foreign exchanges, net          38          (59)          32            1           28           86            7
                      -------------------------------------------------------------------------------------------
Income(loss) before taxes      110          (379)     (1,464)      (1,671)        (405)         692         (916)
                                 -            -            -            -            -            -            -
Income tax expense            (365)        (670)        (212)        (346)        (377)        (388)        (218)
                      -------------------------------------------------------------------------------------------
Net (loss) income             (255)      (1,049)      (1,676)      (2,017)        (782)         304       (1,134)
                      -------------------------------------------------------------------------------------------
                      -------------------------------------------------------------------------------------------





Selected Consolidated Balance Sheet Data (unaudited)
----------------------------------------------------

                                                September 30, 2007              December 31, 2006
                                           $'000(1)         euro'000               euro'000

Cash and cash equivalents                 $ 27,585       euro 19,400               euro  5,810
Total assets                             $ 157,667           110,885                   102,946
Total debt                                 $ 2,291             1,611                    63,144
Total liabilities                         $ 36,765            25,856                    90,213
Series A redeemable preference                   -                 -                    26,844
shares
Series C redeemable preference                   -                 -                    23,000
shares
Total shareholders' equity               $ 120,902       euro 85,029              euro (37,111)
(deficit)



 (1) Figures in US Dollars are translated from the euro, for convenience, at a rate of 1Euro=$1.4219, the noon buying rate at the Federal Reserve Bank of New York on September 30, 2007.




                                                                                                       Exhibit 2
                                   EURAND N.V.
                                QUARTERLY REPORT
                        QUARTER ENDED SEPTEMBER 30, 2007

                                Table of Contents

                                                                                                            Page
                                                                                                            ----
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
     Condensed Consolidated Balance Sheets as of September 30, 2007 and December 31, 2006..........           1
     Condensed Consolidated Statements of Operations for the three months and nine months ended
     September 30, 2007 and 2006...................................................................           3
     Condensed Consolidated Statements of Changes in Shareholders' Equity (Deficit) for the nine
     months ended September 30, 2007 and 2006......................................................           4
     Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2007
     and 2006......................................................................................           5
     Notes to Condensed Consolidated Financial Statements..........................................           6
FORWARD-LOOKING STATEMENTS...........................................................................        13
PRESENTATION OF FINANCIAL INFORMATION................................................................        14
EXCHANGE RATE INFORMATION............................................................................        15
OPERATING AND FINANCIAL REVIEW AND PROSPECTS.........................................................        16
     Business Update...............................................................................          16
     Results of Operations.........................................................................          17
     Changes in Financial Position.................................................................          20
     Off Balance Sheet Arrangements................................................................          21
     Historical Net Income (Loss) Per Share........................................................          21
     Summary Financial Data........................................................................          23





EURAND N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of Euros)


                                                                       September 30,        December 31, 2006
                                                                       2007                 (Note 2)
                                                                       (Unaudited)
                                                                       -------------------- --------------------

Assets
Current Assets
Cash and cash equivalents                                                      19,400                5,810
Accounts receivable                                                            12,365               12,587
Inventories, net of valuation reserves (Note 3)                                10,539                7,655
Prepaid expenses and other current assets (Note 4)                              2,185                3,764
Deferred income taxes (Note 6)                                                    755                  858
                                                                       -------------------- --------------------
                                                                       -------------------- --------------------
Total Current Assets                                                           45,244               30,674

Property, plant and equipment                                                  92,713               93,866
Less: Accumulated depreciation                                                (57,619)             (53,984)
                                                                       -------------------- --------------------
                                                                       -------------------- --------------------
                                                                               35,094               39,882

Goodwill                                                                       26,381               26,956
Other intangible assets, net of accumulated amortization of
 (euro)2,543 and (euro)2,402, respectively                                      3,419                3,976
Deferred income taxes (Note 6)                                                    688                  418
Other non current assets                                                           59                1,040

                                                                       -------------------- --------------------
                                                                       -------------------- --------------------
Total assets                                                                  110,885              102,946
                                                                       ==================== ====================

See accompanying notes to financial statements.





EURAND N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of Euros, except share amounts)
                                                                   September  30,     December 31, 2006
                                                                             2007              (Note 2)
                                                                      (Unaudited)
                                                                ------------------  --------------------
Liabilities and Shareholders' Equity
Current Liabilities
Current portion of long-term debt from banks (Note 8)                    503               7,067
Short-term borrowings (Note 5)                                           114                 221
Accounts payable                                                       6,545               7,977
Income taxes payable (Note 6)                                            321                  38
Deferred income taxes (Note 6)                                             9                   -
Accrued expenses and other current liabilities (Note 7)                9,439               9,941
                                                                ------------------  --------------------
                                                                ------------------  --------------------
 Total current liabilities                                            16,841              25,244

Long-term notes payable to shareholders (Note 8)                           -              30,105
Long-term debt from banks (Note 8)                                       994              25,751
Employees severance indemnities                                        4,537               4,781
Other non-current liabilities                                          1,699               2,393
Deferred income taxes (Note 6)                                         1,785               1,939
                                                                ------------------  --------------------
 Total non-current liabilities                                         9,015              64,969

Series A redeemable preference shares convertible
to ordinary shares, none authorized at September 30,
2007 and 64,999,998 shares authorized as of December
31, 2006 of which 32,487,940 issued and outstanding,
par value (euro)0.01
                                                                           -              26,844
Series C redeemable preference shares convertible
to ordinary shares, none authorized as of
September 30, 2007 and 2 shares authorized as of December 31,
2006 of which, all issued and outstanding, par
value (euro)0.01
                                                                           -              23,000
Shareholders' Equity (Deficit)
Ordinary shares, authorized 130,000,000 and
65,000,000 shares as of September 30, 2007 and
December 31, 2006, respectively , 43,879,092 and
2,339,686 issued and outstanding, as of September
30, 2007 and December 31, 2006, respectively,
with par value (euro)0.01                                                439                  23
Additional paid-in capital                                           129,630               5,848
Accumulated deficit                                                  (46,949)            (45,337)
Other comprehensive income                                             1,909               2,355
                                                                ------------------  --------------------
 Total shareholders' equity (deficit)                                 85,029             (37,111)
                                                                ------------------  --------------------
 Total liabilities and shareholders' equity                           110,885             102,946
                                                                ==================  ====================

See accompanying notes to financial statements.

                                     - 2 -




 EURAND N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of Euros, except share and per share amounts)

                                              For the nine months ended          For the three months ended
                                             September 30,   September  30,    September 30,     September  30,
                                                      2007             2006             2007               2006
                                               (unaudited)       (unaudited)     (unaudited)     (unaudited)

Product sales                                 53,387           53,145            15,853           16,329
Royalties                                      2,906            2,954             1,090              811
Development fees                               7,369            7,253             3,052            3,399
                                          ---------------- ---------------- ---------------- ------------------
Revenues                                      63,662           63,352            19,995           20,539

Cost of goods sold                           (35,546)         (36,322)          (10,999)         (12,610)
Research and development expenses
attributable to development fees              (3,612)          (4,049)           (1,062)          (1,497)
Other research and development expenses       (8,418)          (8,133)           (3,267)          (2,306)
Selling, general and administrative costs    (14,704)         (10,544)           (5,513)          (3,751)
Other income                                       -              280                 -              280
Amortization of intangibles                     (538)            (546)             (179)            (181)
                                          ---------------------------------- ---------------- ------------------
Operating income (loss)                          844            4,038            (1,025)             474

Interest (expense) income, net                (1,594)          (5,782)              102           (1,970)
Foreign exchange gain (loss), net                121               11                 7               32

                                          ---------------------------------- ---------------- ------------------
Loss before taxes                               (629)          (1,733)             (916)          (1,464)

Income tax expense                              (983)          (1,247)             (218)            (212)

                                          ---------------------------------- ---------------- ------------------
Net loss                                      (1,612)          (2,980)           (1,134)          (1,676)
                                          ================================== ================ ==================

Net loss per share:
Basic and diluted net loss per share          (euro)(0.07)   (euro)(1.32)     (euro)(0.03)      (euro)(0.72)
                                          ================================== ================ ==================
Weighted average shares used to compute      23,178,525       2,257,634        43,864,744         2,339,686
basic and diluted net loss per share      ================================== ================ ==================

See accompanying notes to financial statements.



EURAND N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
Nine months ended September 30, 2007 and 2006
(In thousands of Euros)
                                                   Series B      Series B  Accumulated         Other              Total
                                                   ordinary    additional       deficit    comprehensive    shareholders'
                                                     Shares       paid-in                      income   equity (deficit)
                                                                 capital
                                               --------------------------------------------------------------------------

      As at December 31, 2005 (Note 2)                   22         5,913       (40,340)          832       (33,573)
                                               --------------------------------------------------------------------------
      Comprehensive income:
       Net loss                                                                  (2,980)                     (2,980)
       Cumulative exchange translation                                                          1,043         1,043
      adjustment
       Change in market value of hedging                                                           17            17
      instruments
                                                                                                       ------------------
      Comprehensive income                                                                                   (1,920)
      Exercise of stock options                           1                                                       1
      Stock option compensation                                       (65)                                      (65)
                                               --------------------------------------------------------------------------
                                               --------------------------------------------------------------------------
      As at September 30, 2006 (Unaudited)               23         5,848       (43,320)        1,892       (35,557)
                                               ==========================================================================

                                                --------------------------------------------------------------------------
      As at December 31, 2006 (Note 2)                   23         5,848       (45,337)        2,355       (37,111)
                                                --------------------------------------------------------------------------
      Comprehensive loss:
       Net loss                                                                  (1,612)                     (1,612)
       Cumulative exchange translation                                                             75            75
      adjustment
       Disposal of hedging instruments                                                           (521)         (521)
                                                                                                       ------------------
      Comprehensive loss                                                                                     (2,058)
      Conversion of Series A Preference                 325        26,519                                    26,844
      shares into 32,487,940 ordinary shares
      Conversion of Series C Preference                  20        22,980                                    23,000
      shares into 2,029,786 ordinary shares
      Issue of 7,000,000 ordinary shares                 70        73,907                                    73,977
      Exercise of stock options                           1           102                                       103
      Stock option compensation                           -           274                                       274
                                               --------------------------------------------------------------------------
        As at September 30, 2007 (Unaudited)              439       129,630       (46,949)        1,909        85,029
                                               ==========================================================================


See accompanying notes to financial statements.



                                   EURAND N.V.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (In thousands of Euros)

                                                                                         For the nine months ended
                                                                                     September  30,      September 30,
                                                                                           2007               2006
                                                                                        (unaudited)        (unaudited)
Operating Activities
Net loss                                                                                (1,611)            (2,980)
Adjustments to reconcile net loss to net cash provided by operating activities:
 Depreciation                                                                            5,257              5,902
 Amortization                                                                              538                546
 Loss (gain) on disposal of property, plant and equipment                                   14               (280)
 Non-cash interest expense                                                                 236              3,845
 Employees severance indemnities                                                           437                613
 Unrealized foreign exchange (gains) losses                                                859                356
 Employee stock options                                                                    274                (65)
 Deferred income taxes                                                                     (82)               261
Changes in operating assets and liabilities:
 Accounts receivable                                                                       (73)             2,302
 Inventories                                                                            (3,087)             1,355
 Prepaid expenses and other current assets                                               1,649                169
 Other non-current assets                                                                  979                306
 Accounts payable                                                                       (1,340)            (2,124)
 Accrued expenses and other current liabilities                                           (381)             2,252
Other non-current liabilities                                                           (1,980)               509
 Income taxes                                                                               37                366
                                                                                  ------------------ ------------------
Cash provided by operating activities                                                    1,726             13,333

Investing Activities
Purchases of property, plant and equipment                                              (1,707)            (1,282)
Proceeds from disposals of property, plant and equipment                                     -              1,235
                                                                                  -------------------------------------
Cash used in investing activities                                                       (1,707)               (47)

Financing Activities
Proceeds from issue of Ordinary shares                                                  73,977                  -
Repayment of principal on long term notes payable to shareholders                      (30,105)                 -
Repayment of principal on long term debt                                               (30,956)                 -
Cash received on termination of interest rate swap                                         663                  -
Net changes in short term borrowings                                                         -             (9,146)
Cash received on exercise of stock options                                                 103                  1
                                                                                  ------------------ ------------------
Cash provided by (used in) financing activities                                         13,682             (9,145)
Effect of exchange rates on cash and cash equivalents                                     (111)               (55)
                                                                                  ------------------ ------------------
Increase in cash and cash equivalents                                                   13,590              4,086
Cash and cash equivalents at beginning of period                                         5,810              3,423
                                                                                  ------------------ ------------------
Cash and cash equivalents at end of period                                              19,400              7,509


See accompanying notes to financial statements.

              Notes to Condensed Consolidated Financial Statements
              ----------------------------------------------------

1.   Description of Business and Basis of Presentation

Eurand N.V. (together with its subsidiaries, the "Company" or "Eurand") is a specialty pharmaceutical company that develops, manufactures and commercializes enhanced pharmaceutical and biopharmaceutical products based on its proprietary drug formulation technologies. The Company specializes in four areas: bioavailability enhancement of poorly soluble drugs, customized release, taste masking/fast-dissolving formulations and drug targeting. Eurand is currently developing a pipeline of products based on its proprietary drug delivery technology. The Company also works with pharmaceutical and biotechnology companies to develop enhanced forms of their existing products and development compounds.

Eurand is a global company with research, development and manufacturing facilities in Italy and the United States and an additional manufacturing facility in France. Although geographically diverse, Eurand considers itself to operate in one segment, specialty pharmaceuticals.

On May 16, 2007, Eurand consummated an initial public offering of 7,000,000 ordinary shares and the following day, Eurand's shares began trading on the NASDAQ public market.

2.   Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of the Company as of and for the nine months ended September 30, 2007 and 2006, have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and rules and regulations of the U.S. Securities and Exchange Commission (the "SEC"), consistently applied. The accompanying financial statements are condensed, because certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full financial year. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended December 31, 2006, except as discussed in Adoption of Accounting Standards below.

The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

Government grants

The Company receives grants from governmental entities to subsidize certain investments in plant and equipment and research and development expenditures.

The Company recognized government grants relating to research and development expenditure during the nine months ended September 30, 2007 and 2006, for
(euro)681 and (euro)376, respectively and for (euro)643 and (euro)39 during the three months ended September 30, 2007 and 2006.

Adoption of New Accounting Standards

On January 1, 2007, the company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes (FIN 48). FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold that must be met before a tax position can be recorded in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The adoption of FIN 48 did not have a material impact on the Company's results of operations and financial position at September 30, 2007 and for the nine months then ended.

The Company has analyzed its filing positions in all tax jurisdictions with respect to FIN 48. As of January 1, 2007 the Company had no unrecognized tax benefits which would impact the Company's provision for income taxes and effective tax rate if reversed. The Company's policy is to classify any interest and penalties related to the underpayment of income taxes in its income tax expense. There were no such amounts recognized as of January 1, 2007 and September 30, 2007. The following tax years remain open in the Company's major jurisdictions:

         Italy                      2001 through 2006
         U.S. (Federal)             1999 through 2006
         France                     2002 through 2006
         Netherlands                2002 through 2006
         Ireland                    2002 through 2006

As of September 30, 2007, there have been no material changes to the status of the Company's remaining open tax years.

The application of FIN 48 requires significant judgment in assessing the outcome of future tax examinations and their potential impact on the Company's estimated effective tax rate and the value of deferred tax assets.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS No. 157 will be effective for fiscal years beginning after November 15, 2007. As such, the Company would be required to implement this standard no later than January 1, 2008. The Company is currently evaluating the potential impact of adopting SFAS No. 157 on its consolidated financial statements.

On January 1, 2007, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158 (SFAS 158), Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans. The adoption of SFAS 158 did not have a material impact on the Company's results of operations or financial position.

On September 14, 2007, the Emerging Issues Task Force (EITF) affirmed its tentative conclusions on EITF 03-07, Accounting for Advance Payments for Goods or Services to be Used in Future Research and Development Activities. EITF 07-3 will be effective for agreements entered into in fiscal years beginning after December 15, 2007. As such, the Company would be required to implement this standard no later than January 1, 2008. The Company is currently evaluating the potential impact of adopting EITF 07-3 on its consolidated financial statements, but management does not anticipate any impact from its adoption.



3.   Inventories, net of valuation reserves

                                                               September 30,              December 31,
                                                                        2007                      2006
                                                                 (unaudited)                   (note 2)
                                                   -------------------------- -------------------------

Raw materials                                                    4,854                      2,849
Work in progress                                                 2,122                      2,552
Finished goods                                                   3,563                      2,254
                                                   -------------------------- -------------------------
                                                                10,539                      7,655
                                                   ========================== =========================

4.   Prepaid expenses and other current assets

                                                               September 30,              December 31,
                                                                        2007                      2006
                                                                 (unaudited)                   (note 2)
                                                   -------------------------- -------------------------

Deferred initial public offering costs                             -                      1,918
Prepayments                                                    1,288                      1,020
Recoverable amounts for income taxes                              99                        181
Recoverable amounts for other taxes                              798                        546
Deferred financing fees                                            -                         99
                                                   -------------------------- -------------------------
                                                               2,185                      3,764
                                                   ========================== =========================


Deferred initial public offering costs represent specific incremental costs relating to external counsel and professional advisors incurred at December 31, 2006 for the Company's initial public offering. These costs, together with further costs incurred in 2007, were offset against the additional paid-in capital from the proceeds of the initial public offering when the offering was consummated on May 16, 2007.

5.   Short-Term Borrowings

Short-term borrowings relate to a 5% Euro denominated loan, the balance outstanding of which was (euro)114 and (euro)221 on September 30, 2007 and December 31, 2006 respectively. In addition to the above, the Company had unutilized lines of credit amounting to (euro)6,330. All lines of credit are callable on demand and are unsecured.

6.   Income Taxes

The major reconciling items between the income taxes computed at the Dutch statutory tax rate of 25.5% and the effective tax rate for the nine months ended September 30, 2007 and 2006 are due to the effect of Imposta Regionale Sulle Attivita Produttive (IRAP) and the increase in the valuation allowance recorded on net operating losses incurred by certain of our subsidiaries. IRAP is a regional tax on productive activities of entities in Italy for which labor and interest expense are not deductible and has a statutory rate of 4.25%.



7.   Accrued Expenses and Other Current Liabilities


                                                                      September  30, 2007             December 31,
                                                                              (unaudited)             2006 (note 2)
                                                                    ----------------------   ----------------------

Accrued expenses                                                             2,510                    1,915
Accrued initial public offering costs                                          282                    1,532
Deferred revenues                                                            1,082                    1,373
Accrued costs for termination of operating lease                               150                      150
Social Security and other contributions                                        735                    1,080
Taxes, other than income taxes                                                 726                      811
Accrued employee compensation                                                3,864                    3,080
                                                                    ----------------------   ----------------------
                                                                             9,349                    9,941
                                                                    ======================   ======================


8.   Long-Term Notes Payable to Shareholders and Other Long-Term Debt

Long-Term Notes Payable to Shareholders

Long-term debt payable to shareholders, including accrued interest, consisted of the following:

                                       September  30,            December 31,
                                                 2007                    2006
                                          (unaudited)                 (note 2)

                               ----------------------- -----------------------

Warburg Pincus                              -                  29,876
Mr. Gearoid Faherty (CEO)                   -                     229
                               ----------------------- -----------------------
                                            -                  30,105
                               ======================= =======================

On May 29, 2007, the Company repaid the above debt and accrued interest thereon to affiliates of Warburg Pincus LLC (the Company's majority shareholders) and Gearoid Faherty (the Company's CEO). Accrued interest payable to Mr. Faherty totaled (euro)nil and (euro)53 at September 30, 2007 and December 31, 2006, respectively, and interest has been paid of (euro)61 and (euro)nil in the nine months ended September 30, 2007 and 2006 respectively.



Long-Term Debt from Banks

Long-term debt payable to banks is as follows:
                                                                          September 30,          December 31,
                                                                                   2007                  2006
                                                                           (unaudited)               (note 2)

                                                                   ---------------------  --------------------
Euribor +1.40% EUR denominated loan due 2011                                 1,500                  1,875
5.87 % USD denominated credit facility due 2009                                  -                 19,146
6.73 % USD denominated credit facility due 2010                                  -                 12,038
                                                                   -------------------------------------------
                                                                             1,500                 33,059
Less :
Deferred financing fees                                                         (7)                  (259)
Accrued interest                                                                 4                     18
                                                                   ---------------------  --------------------
                                                                             1,497                 32,818
Amount due within one year, net of deferred financing fees
of (euro)1 and (euro)134 respectively                                         (503)                (7,067)
                                                                   ---------------------  --------------------
                                                                               994                 25,751
                                                                   =====================  ====================

In April 2007, the Company met certain criteria for the development of a new product which, under the terms of the loan agreement, reduced the interest rate on the EUR denominated loan due 2010 to Euribor +1.40% from Euribor +1.75%.

On May 29, 2007, the Company fully repaid its U.S. dollar-denominated loans. In connection with the repayment of these loans, the lender released all liens and encumbrances related to the loan agreements on July 3, 2007. Following the loan repayments, the Company also terminated an interest rate swap that had been used to fix the interest rates, in doing so the Company realized a gain of
(euro)663.

At September 30, 2007, the outstanding principal amount is repayable as follows:

Year ended September 30,                           (Unaudited)
 2008                                                  500
 2009                                                  500
 2010                                                  500
                                             ----------------------
Total repayable principal                            1,500
                                             ======================

9.   Shareholders' Equity

Conversion of Series A preference shares

Immediately prior to our initial public offering on May 16, 2007, the holders of the Series A preference shares exercised their rights, acquired on formation of the Series A class of shares, to convert all of the outstanding Series A preference shares of the Company to ordinary shares on a one-for-one basis. As a result, 32,487,940 Series A preference shares outstanding at that date were converted into 32,487,940 ordinary shares. The ordinary shares have one vote per share and a par value of (euro)0.01 per share. Subsequently, the Series A class of shares was cancelled.

Conversion of Series C preference shares

On November 30, 2006, the Company entered into an agreement (the "Loan Conversion Agreement") with its majority shareholder Warburg Pincus to convert
(euro)23,000 of the Company's outstanding debt with Warburg Pincus into two Series C redeemable preference shares. Subsequently on, May 16, 2007, immediately prior to our initial public offering and in accordance with the Loan Conversion Agreement, the holders of the Series C preference shares exercised their rights to convert the two outstanding Series C preference shares of the Company, including the related additional paid-in capital, into 2,029,786 ordinary shares. Subsequently, the Series C class of shares was cancelled.

Initial Public Offering

On May 16, 2007, the Company consummated its initial public offering, issuing 7,000,000 ordinary shares, for proceeds of (euro)73,977, net of costs of underwriting, external counsel, professional advisors and similar IPO related costs, which totaled (euro)3,539.

Stock options

On May 16, 2007, immediately prior to our initial public offering, the Board of Directors of the Company approved grants of options to employees at the then market price of $16.00 (the IPO price) in accordance with the 1999 Stock Option Plan. Stock option expenses are recognized in the financial statements when the Company and the employee have reached a mutual understanding of all the option terms and are expensed over the vesting period. The criteria for recognition were met for 350,000 options during the nine months ended September 30, 2007. No options were granted during 2006.

Option exercises were 21,680 and 125,599 for the nine months ended September 30, 2007 and 2006 respectively.

10.  Commitments and Contingencies

The Company is involved in legal proceedings arising in the normal course of business. Management believes that, based on the advice of legal counsel, the outcome of these proceedings will not have a material adverse effect on the Company's financial statements.

In March 2004, the Company filed an action for, among other things, breach of contract and trade secret misappropriation against UCB (formerly Celltech Inc), after UCB began to manufacture and sell Metadate CD, a product developed and manufactured by Eurand. The suit was initially filed in Ohio. In September 2006, due to significant court delays, the Company elected to voluntarily dismiss the action in Ohio and refile in the Western District of New York. Discovery is underway and, based on current information, the trial could take place in the first half of 2008. Based on management's assessment, the value of damages likely to be awarded in the event of a successful outcome could be material to the future results of operations, cash flows and financial positions of the Company. Any such compensation received will be recorded in the period in which it is realized. UCB has filed a counterclaim against the Company seeking both monetary and equitable relief. At the present time management is unable to determine the outcome of the litigation.

11.  Per Share Information

In accordance with SFAS 128, Earnings per Share, the Company has reported both basic and diluted net loss per share. The computation of diluted net loss per share did not assume the effect of shares issuable upon the exercise of stock options as their effects are anti-dilutive.



12.  Geographic revenues

Revenues based on the country in which the recipient is resident, are as follows:
                                                            Revenues
                           ------------------------------------------------------------------------------
                           For the nine months ended                  For the three months ended
                           September 30,        September 30,       September 30,          September 30,
                           2007                 2006                     2007                2006
                           (unaudited)          (unaudited)          (unaudited)          (unaudited)
                           ---------------      ---------------     -----------------    ----------------
USA                            27,061               26,073               8,826                5,856
Germany                        13,052               12,043               3,818                3,608
United Kingdom                  7,260                9,823               2,855                5,041
Japan                           4,567                3,781               1,313                1,776
Italy                           2,930                4,060                 742                1,479
France                          1,488                1,556                 196                  345
Switzerland                     1,617                2,441                 400                  616
Canada                          1,028                  669                 144                  236
Spain                           1,274                  758                 523                  344
South Africa                      651                  899                 253                  433
Netherlands                       536                    2                 348                    1
Other                           2,198                1,247                 577                  804
                           ---------------      ---------------     -----------------    ----------------
                               63,662               63,352              19,995               20,539
                           ===============      ===============     =================    ================


The Netherlands is the Company's country of domicile.

                           FORWARD-LOOKING STATEMENTS

     This report contains forward-looking statements. The forward-looking statements are contained primarily in the section entitled "Operating and Financial Review and Prospects". These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," and similar expressions intended to identify forward-looking statements. These statements are based upon management's current expectations and are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements.

     Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

- the expected timing, progress or success of our preclinical and clinical development programs;

- the timing, costs and other limitations involved in obtaining regulatory approval for any of our product candidates;

- our ability to market, commercialize and achieve market acceptance for any of the product candidates that we are developing or may develop in the future, including the establishment or acquisition of specialty sales, marketing and distribution capabilities in the United States to commercialize Zentase(TM) (formerly EUR-1008), if approved;

- delays in obtaining, or a failure to obtain and maintain, regulatory approval for our product candidates, including our lead product candidate, Zentase(TM);

- the possibility the FDA may not remove existing Pancreatic Enzyme Products, or PEPs, from the U.S. market that do not receive approval for NDAs by the current April 2008 deadline;

-    our ability to continue to successfully manufacture our existing products;

- the potential advantages of our products or product candidates over other existing or potential products;

- our ability to enter into any new co-development or licensing agreements or to maintain any existing co-development or licensing agreements with respect to our product candidates and products;

- our ability to effectively maintain existing licensing relationships and establish new licensing relationships;

- the expense, time and uncertainty involved in the development of our product candidates, some or all of which may never reach the regulatory approval stage;

- our reliance on collaboration partners and licensees, whose actions we cannot control, to obtain and maintain regulatory approval for our products and product candidates, and to commercialize such products;

-    our ability to compete in the pharmaceutical industry;

- our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;

-    the continuation of product sales by our collaborators and licensees;

- a loss of rights to develop and commercialize our products under our license and sublicense agreements;

-    a loss of any of our key scientists or management personnel;

- our estimates of market sizes and anticipated uses of our product candidates;

-    our estimates of future performance; and

- our estimates regarding anticipated operating losses, future revenue, expenses, capital requirements and our needs for additional financing.


     Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions as of the date of this report. You should read this report, completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

                      PRESENTATION OF FINANCIAL INFORMATION

     We prepared our financial statements included in this report in euro in accordance with U.S. GAAP. References to "U.S. dollars," "dollars," "U.S. $" or "$" in this prospectus are to the currency of the United States and references to "euro" or "(euro)" are to the single currency of the European Union.

                            EXCHANGE RATE INFORMATION

     We prepare our financial statements in euros. This report contains translations of euros into U.S. dollars at a specified rate, or convenience rate, solely for the convenience of the reader. The convenience rate is 1.4219 U.S. dollars per euro, defined by the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate, on September 30, 2007. No representation is made that the euro amounts referred to in this report could have been or could be converted into U.S. dollars at any particular rate or at all.

     Fluctuations in the exchange rates between the euro and the dollar will affect the dollar amounts received by owners of our shares on payment of dividends, if any, paid in euros. Moreover, such fluctuations may also affect the dollar price of our shares on the NASDAQ Global Market.

     The following table sets forth information regarding the exchange rates of U.S. dollars per euro for the periods indicated. Average rates are calculated by using the average of the closing noon buying rates on each day during the periods presented.



                                                                 U.S. dollar per euro
                                                                 --------------------

                                                                                            Period
                                                            High      Low       Average      End
                                                            ----      ---       -------      ---
Nine months ended September 30,
2006                                                        1.2953   1.1860      1.2453   1.2687
2007                                                        1.4219   1.2904      1.3450   1.4219

Three months ended
March 31, 2006                                              1.2287   1.1860      1.2033   1.2139
June 30, 2006                                               1.2953   1.2091      1.2576   1.2779
September 30, 2006                                          1.2914   1.2500      1.2741   1.2687
December 31, 2006                                           1.3327   1.2502      1.2898   1.3197
March 31, 2007                                              1.3374   1.2904      1.3109   1.3374
June 30, 2007                                               1.3660   1.3295      1.3484   1.3520
September 30, 2007                                          1.4219   1.2904      1.3450   1.4219

Month in 2007
May                                                         1.3616   1.3419      1.3518   1.3453
June                                                        1.3526   1.3295      1.3421   1.3520
July                                                        1.3831   1.3592      1.3726   1.3711
August                                                      1.3808   1.3402      1.3626   1.3641
September                                                   1.4219   1.3606      1.3924   1.4219
October                                                     1.4468   1.4092      1.4237   1.4468


Source: Federal Reserve Bank of New York

     On November 8, 2007 the closing noon buying rate was $1.4691 to (euro)1.00.

                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     You should read the following discussion and analysis in conjunction with our condensed consolidated financial statements and the related notes to our condensed consolidated financial statements and the other financial information appearing elsewhere in this report. We have supplemented the condensed consolidated financial statements with summary financial data at the end of this discussion. Except for historical information contained herein, this discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed below; accordingly, investors should not place undue reliance upon our forward-looking statements. See "Forward-Looking Statements" for a discussion of these risks and uncertainties. Our reporting currency is euro. See "Exchange Rate Information" for more detailed information.

     Business Update
     ---------------


Product Development Pipeline Updates

We recently disclosed business and clinical developments related to preparations for the commercial launch of our lead proprietary product candidate, Zentase(TM) (EUR-1008), currently being developed for the treatment of exocrine pancreatic insufficiency (EPI), as well as an update on the Company's most advanced product candidates, both partnered and proprietary.

     ZENTASE(TM) (EUR-1008)

Zentase(TM) is a porcine-derived pancreatic enzyme replacement therapy currently being studied for use to treat EPI as associated with cystic fibrosis (CF), chronic pancreatitis and other conditions. The product is a stable formulation containing eight enzymes and a number of coenzymes and cofactors and is biologically similar to endogenous human pancreatic secretions necessary for proper human digestion. To date, Zentase has demonstrated positive results in two Phase III trials, one pivotal trial, and a supportive trial in very young pediatric patients.

We expect to complete our gastrointestinal (GI) bioavailability study of Zentase before the end of November 2007. We expect to finalize our NDA submission before the end of the year, at which time we will request priority review from the Food and Drug Administration (FDA). We initiated our rolling NDA submission in June 2007 and were granted fast-track designation by the FDA.

     EUR-1002 - Amrix(R) (cyclobenzaprine HCl)

On August 23, 2007, Cephalon announced it had signed an agreement to acquire Amrix from ECR Pharmaceuticals and that it expects to launch the product in November 2007. Amrix is an once a day formulation of cyclobenzaprine which was developed by us for ECR using our proprietary Diffucaps(R) technology. We, as the licensor and exclusive manufacturer of the product, are working with Cephalon to support the commercialization of the product in the U.S. We are entitled to receive royalty payments from Cephalon on Amrix sales. ECR Pharmaceuticals received NDA approval for the product in February 2007.

     EUR-1048 - Co-Development Product with GSK

We are co-developing a fast-dissolve formulation of an undisclosed GSK compound using our Microcaps(TM) taste masking and AdvaTab(R) orally disintegrating tablet technologies. We announced in

September 2007 that we received a $1.5 million milestone payment from GSK following the successful completion of a pivotal bioequivalence study of the compound. Pursuant to our agreement with GSK, we could potentially receive milestone payments totaling up to $42 million (including those that we have already received). We expect GSK to file a NDA in the near future, with anticipated product launch in late 2008. Under the agreement, we are entitled to manufacture the product for GSK and receive royalty revenues.

     Other Product Candidates

In addition we have more than 10 other product candidates in various earlier stages of development, both on a proprietary basis and for co-development partners.

We signed six co-development agreements to date in 2007 and are in discussions on a number of other potential agreements with multinational pharmaceutical companies for the development of products using our drug formulation technologies.

Recent Corporate Developments

On September 27, 2007, we announced the expansion of our research and development facilities in Dayton, Ohio. The purpose of the extension is to cope with the increased number of collaborative and internal projects entering development. The $5.5 million construction project includes the renovation of approximately 13,000-square-feet of the existing building and a 13,000-square-foot addition. The project is expected to be completed in 2009.

On September 13, 2007, we announced the appointment of Angelo C. Malahias and Rolf A. Classon to the our Board of Directors. Mr. Malahias and Mr. Classon joined the Board as independent, non-executive directors.

     Results of Operations
     ---------------------

This section discusses our operating results, for which you should make reference to our summary financial data provided at the end of this section.

Nine Months Ended September, 2007, Compared to Nine Months Ended September 30, 2006


The following table shows how revenues for the nine months ended September 30, 2007 changed compared to the same period in 2006.




                                                              Nine months ended September 30,
                                                                                  Increase (decrease) compared to
                                           2007                 2006                      previous period
                                                         (euros in thousands, except percentages)
Product sales                              53,387              53,145                  242                 0.5%
Royalty income                              2,906               2,954                  (48)               -1.6%
Development fees                            7,369               7,253                  116                 1.6%
                                     ---------------------------------------  -----------------------------------------
Total revenues                             63,662              63,352                  310                 0.5%
                                     ---------------------------------------  -----------------------------------------



Revenues. Our revenues were (euro)63.7 million for the nine months ended September 30, 2007, compared to (euro)63.4 million for the same period in 2006, an increase of (euro)310,000, or approximately 0.5%. This increase, however, would have been 5% compared to the same period in 2006 if our revenues had not been negatively affected by changes in exchange rates, which reduced the reported revenue figure by approximately (euro)2.6 million for the nine months ended September 30, 2007.

Our products sales were (euro)53.4 million for the nine months ended September 30, 2007, an increase of (euro)242,000, or 0.5%, compared to the same period in 2006. The increase in product sales would have been (euro)2.1 million, or approximately 4%, if currency effects worth (euro)1.9 million were excluded. The increase was primarily due to increases in sales from a number of products, which offset a decrease of sales of Pancreatin, our largest product in terms of revenue. The decrease in sales of Pancreatin was primarily due to (i) above trend purchases by a large customer in 2006, (ii) the withdrawal of certain versions of the product by another customer and (iii) negative foreign exchange effects.

Our royalties were (euro)2.9 million for the nine months ended September 30, 2007.

Our development fees were (euro)7.4 million for the nine months ended September 30, 2007 compared to (euro)7.3 million for the same period in 2006, representing an increase of approximately (euro)116,000, or 2%. The reported increase includes foreign exchange effects without which the increase would have been
(euro)641,000, or 9%. The increase in development fees is primarily due to success milestones earned in the period.

Cost of Goods Sold. Our cost of goods sold was (euro)35.6 million for the nine months ended September 30, 2007 compared to (euro)36.3 million for the same period in 2006, representing a decrease of (euro)776,000, or approximately 2%. If foreign exchange effects of (euro)1.1 million were excluded, the cost of goods would have increased by approximately (euro)331,000, or 1%. This increase, excluding foreign exchange effects, was lower than the increase in product sales primarily due to lower raw material costs. Cost of goods sold as a percentage of product sales is 69.4% for the nine months ended September 30, 2007 compared to 77.2% for the same period in 2006, an increase of 7.8 percent.

Research and Development Expenses. Research and development expenses were
(euro)12.0 million for the nine months ended September 30, 2007 compared to
(euro)12.2 million for the same period in 2006, representing a decrease of
(euro)152,000, or approximately 1%. This decrease was primarily due to lower costs of clinical trials and pre-clinical studies relating to our internal product development pipeline.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were (euro)14.7 million for the nine months ended September 30, 2007 compared to (euro)10.5 million for the same period in 2006, representing an increase of (euro)4.2 million, or approximately 39%. This increase was primarily due to:

- the build out of a new Pancreatin sales effort including new hires in selling and marketing;
- higher legal costs, primarily related to ongoing litigation between the company and UCB; and
- costs associated with being a public company, including legal advisory and costs related to the Sarbanes-Oxley Act.

Interest Expense. Net interest expense was (euro)1.5 million for the nine months ended September 30, 2007 compared to (euro)5.8 million for the same period in 2006, representing a decrease of approximately (euro)4.3 million or approximately 75%. This decrease resulted primarily from:

-    reduced interest on long-term notes payable to shareholders after
     (euro)23.0 million of these notes were converted to equity on November 30, 2006;
- further reduced interest expenses in September 2007, after all outstanding notes payable to shareholders and substantially all of our bank debt was repaid on May 30, 2007 using proceeds from our IPO; and

- repayment of a bank debt allowed us to terminate an interest rate swap, realizing a gain because interest rates had risen since the inception of the swap;

Taxes. For the nine months ended September 30, 2007, we recorded income taxes of
(euro)983,000 on a pre-tax loss of (euro)629,000. Our tax expenses do not correlate directly with our profits and losses before tax because we are subject to certain local income taxes in Italy for which labor and financial costs are non-deductible, and we were not able to recognize the benefits of tax loss carryforwards in operating subsidiaries that operated at a loss in the period. In the nine months ended September 30, 2006, we recorded income taxes of approximately (euro)1.2 million on a pre-tax loss of (euro)1.7 million for the same reasons.

Quarter Ended September, 2007, Compared to Quarter Ended September 30, 2006

The following table shows how revenues for the three months ended September 30, 2007 changed compared to the same period in 2006.



                                                        Three months ended September 30,
                                                                              Increase (decrease) compared
                                           2007                 2006               to previous period
                                                    (euros in thousands, except percentages)
Product sales                                                                                           -3%
                                       15,853                    16,329           (476)
Royalty income                                                                                          34%
                                        1,090                      811             279
Development fees                                                                                       -10 %
                                        3,052                     3,399           (347)
                                     ------------------  -------------------  ------------------------------
                                     ------------------  -------------------  ------------------------------
Total revenues
                                           19,995              20,539                 (544)            -3 %
                                     ------------------  -------------------  ------------------------------



Revenues. Our revenues were (euro)20.0 million for the three months ended September 30, 2007, compared to (euro)20.5 million for the same period in 2006, a decrease of (euro)544,000, or approximately 3%. This decline, however, would have been an increase of approximately 281,000, or 1%, compared to the same period in 2006 if our revenues had not been negatively affected by changes in exchange rates, which reduced the reported revenue figure by approximately
(euro)825,000 for the three months ended September 30, 2007.

Our products sales were (euro)15.9 million for the three months ended September 30, 2007, a decrease of (euro)476,000, or 3%, compared to the same period in 2006. Product sales would have increased by (euro)58,000 compared to the same period in 2006 if currency effects worth (euro)534,000 were excluded. Excluding these currency effects, sales of Pancreatin, our largest product in terms of revenue, grew by (euro)2.2 million, which offset decreased sales of certain of our other products compared to the same period in 2006.

Our royalties were (euro)1.1 million for the three months ended September 30, 2007.

Our development fees were (euro)3.1 million for the three months ended September 30, 2007 compared to (euro)3.4 million for the same period in 2006, representing a decrease of approximately (euro)347,000, or 10%. The reported decrease includes foreign exchange effects without which the decrease would have been
(euro)126,000, or 4%.

Cost of Goods Sold. Our cost of goods sold was (euro)11.0 million for the three months ended September 30, 2007 compared to (euro)12.6 million for the same period in 2006, representing a decrease of (euro)1.6 million, or approximately 13%. The decrease was larger than the decrease in product sales primarily because of sales mix since sales of Pancreatin products, which increased in the three-month period, have a lower cost of goods sold relative to other products, which had increased sales. Cost of goods sold as a percentage of product sales is 66.6% for the three months ended September 30, 2007 compared to 68.3% for the same period in 2006, an increase of
1.8 percent.

Research and Development Expenses. Research and development expenses were
(euro)4.3 million for the three months to September 30, 2007 compared to
(euro)3.8 million for the same period in 2006, representing an increase of
(euro)526,000, or approximately 14%. This increase was primarily due to higher clinical, consultancy and other costs primarily related to the regulatory filings for Zentase(TM), and was partly offset by lower costs relating to other aspects of our internal development pipeline, which benefited from government grants in Italy.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were (euro)5.5 million for the three months ended September 30, 2007 compared to (euro)3.8 million for the same period in 2006, representing an increase of (euro)1.8 million, or approximately 47%. This increase was primarily due to:

- the build out of a new Pancreatin sales effort including new hires in selling and marketing;
- higher legal costs, primarily related to ongoing litigation between the company and UCB; and
- costs associated with being a public company, including legal advisory and costs related to the Sarbanes-Oxley Act.

Net Interest. Net interest was an income of (euro)109,000 for the three months ended September 30, 2007 compared to an expense of (euro)1.9 million for the same period in 2006. The change resulted from the refinancing of the Company as follows:

- interest charges on (euro)23.0 million of long-term notes payable to shareholders ceased when such notes were converted to equity on November 30, 2006;

- interest charges ceased on all the outstanding notes payable to shareholders and substantially all of our bank debt after repayments on May 30, 2007 from proceeds from our IPO; and

-    interest income on the bank deposits of the remaining IPO proceeds.

Taxes. For the three months ended September 30, 2007, we recorded income taxes of (euro)218,000 on a pre-tax loss of (euro)916,000. Our tax expenses do not correlate directly with our profits and losses before tax because we are subject to certain local income taxes in Italy for which labor and financial costs are non-deductible, and we were not able to recognize the benefits of tax loss carryforwards in operating subsidiaries that operated at a loss in the period. In the three months ended September 30, 2006, we recorded income taxes of approximately (euro)212,000 on a pre-tax loss of (euro)1.5 million for the same reasons.

     Changes in Financial Position
     -----------------------------

Cash and cash equivalents. Cash and cash equivalents were approximately
(euro)19.4 million on September 30, 2007 compared to (euro)5.8 million as at December 31, 2006. Our cash and cash equivalents increased primarily due to proceeds from our initial public offering of approximately (euro)74.0 million, net of costs related to underwriters and professional advisors; however, this increase was partially offset by debt repayments of approximately (euro)61.1 million.

Total Debt. Our total debt decreased from (euro)63.1 million on December 31, 2006 to (euro)1.6 million on September 30, 2007 as we used the proceeds from our initial public offering to repay all (euro)30.1 million of our debt payable to shareholders and (euro)30.8 million of our bank debt. Repayment of our bank debt caused the bank to release us from all pledges we had made on property and shares in our subsidiary companies.

Total shareholders' equity (deficit). Our shareholders' equity increased from a deficit of (euro)37.1 million on December 31, 2006 to a positive balance of
(euro)85.0 million on September 30, 2007 as a result of our initial public offering and related transactions. In addition to the receipt of net proceeds of
(euro)74.0 million from the initial public offering itself, we also converted all of our Series A and Series C preference shares into ordinary shares. Series A and Series C preference shares had not been included in shareholders' equity because they were redeemable at the request of the shareholder.

     Off Balance Sheet Arrangements
     ------------------------------

     As of September 30, 2007, we did not have any off balance sheet arrangements.

     Historical Net Income (Loss) per Share
     --------------------------------------

A large increase in the number of our ordinary shares in conjunction with our IPO on May 16, 2007 has reduced the comparability of net income and net loss per share data for investors. In order to show more comparable per share information we have included in the summary financial data pro forma net income (loss) per share data in addition to the same U.S. GAAP measures for the nine month periods ended September 30, 2007 and 2006.

Net Income (Loss) Per Share under U.S. GAAP. Under U.S. GAAP, the shares used in computing our earnings per share ("EPS") comprise only our ordinary shares for basic EPS and, where they are dilutive, employee stock options with an exercise price below the average share price for the period (there were approximately 2.7 million of these options in the nine months ended September 30, 2007). On January 1, 2006, there were approximately 2.2 million ordinary shares issued and outstanding. This figure increased due to the exercise of employee stock options, such that there were approximately 2.4 million ordinary shares issued and outstanding immediately prior to our IPO on May 16, 2007. Before our IPO, ordinary shares were referred to under our by-laws as Series B ordinary shares, in order to distinguish them from other classes of shares (namely, Series A preference shares and Series C preference shares). Since these other classes of shares were redeemable at the request of the shareholders, we excluded them from both shareholders equity and from our EPS computations.

On May 16, 2007, the date of our IPO, we issued additional ordinary shares, which increased the number of shares used to compute EPS as follows:

- 32.5 million ordinary shares were issued on conversion of all outstanding Series A preference shares on a 1-for-1 basis. This increased the weighted average number of shares used in computing basic and diluted EPS for the nine months ended September 30, 2007 by approximately 16.4 million since the new shares were outstanding for approximately half of the period.

- 2.0 million ordinary shares were issued on conversion of all outstanding Series C preference shares, based on a notional value for the Series C preference shares and the IPO price. This increased the weighted average number of shares used in computing basic and diluted EPS for the nine months ended September 30, 2007 by approximately 938,000 since the new shares were outstanding for approximately half of the period.

- 7.0 million ordinary shares were issued in connection with our IPO. This increased the weighted average number of shares used in computing basic and diluted EPS for the nine months ended September 30, 2007 by approximately
     3.5 million since the new shares were outstanding for approximately half of the period.

Pro Forma Net Income (Loss) Per Share. We have included in the summary financial data in this report pro forma net income (loss) per share information, in order to facilitate historical comparisons. The pro forma figures use the same net income or loss for the period (i.e. the same numerator) as U.S. GAAP. However, the number of shares for each of the periods presented has been adjusted to take account of the Series A and Series C preference shares issued and outstanding during the period.

The Series A shares were all issued and outstanding prior to the first period presented in our summary financial data. The Series C preference shares were issued on November 30, 2006 when our principal shareholder converted (euro)23.0 million of debt, bearing interest at 8% per year, in return for the Series C preference shares. The decrease in interest expense on the (euro)23.0 million of debt, included in net loss (the numerator) after November 30, 2006, coincides with the increase in the pro forma number of shares (the denominator).


The pro forma adjustments assume that:

- the Series A preference shares were converted into 32,487,940 ordinary shares at the beginning of each of the periods presented,

- the Series C preference shares were converted into 2,029,786 ordinary shares on November 30, 2006, and that

-    7,000,000 ordinary shares were issued on January 1, 2007;

  rather than on May 16, 2007, as actually occurred in conjunction with our IPO.

 The table below shows the effect of these adjustments.




                                                                       Nine Months Ended
                                                            September 30, 2006     September 30, 2007
                                                               (unaudited)                (unaudited)

                     (in thousands of euros, except share and per share amounts )

Shares used in computing basic net income
(loss) per share under US GAAP                                   2,257,634            23,178,525

Effect of conversion of Series A preference
shares into 32,487,940 ordinary shares on
January 1, 2006 rather than on May 16, 2007                     32,487,940            16,184,469
Effect of conversion of Series C preference
shares into 2,029,786 ordinary shares on
November 30, 2006 rather than on May 16, 2007                       -                  1,011,176
Issue of  7,000,000 ordinary shares on January 1, 2007              -                  3,487,180
rather than on May 16, 2007
                                                          ----------------------- ---------------------
Shares used in computing pro forma basic net income             34,745,574            43,861,349
(loss) per share

Net income (loss), pro forma and US GAAP                     (euro) (2,980)        (euro) (1,612)

Basic net income (loss) per share, US GAAP                     (euro)(1.32)              (euro) (0.07)
Pro forma basic net income (loss) per share                    (euro)(0.09)              (euro) (0.04)
                                                          ======================= =====================



     Summary Financial Data
     ----------------------

Summary Consolidated Statement of Operations Data
-------------------------------------------------
                                                       Nine months ended September 30,
                                            -------------------------------------------------------
                                                  2007               2007                2006
                                             (unaudited)         (unaudited)         (unaudited)
                                               $'000(1)          (euro)'000           (euro)'000
Product sales                                       75,911             53,387               53,145
Royalty income                                       4,132              2,906                2,954
Development fees                                    10,478              7,369                7,253
                                            ---------------    ---------------     ----------------
Total revenues                                    $ 90,521      (euro) 63,662        (euro) 63,352
                                            ---------------    ---------------     ----------------
Cost of goods sold                                (50,543)           (35,546)             (36,322)
R & D expenses                                    (17,105)           (12,030)             (12,182)
S G & A expenses                                  (20,908)           (14,704)             (10,544)
Amortization of intangibles                          (765)              (538)                (546)
Other income and deductions                              -                  -                  280
                                            ---------------    ---------------     ----------------
Operating profit                                   $ 1,200         (euro) 844          (euro) 4,038
                                            ---------------    ---------------     ----------------
Financial income (expense) (4)                     (2,094)            (1,473)              (5,771)
                                            ---------------    ---------------     ----------------
Income before taxes                                $ (894)       (euro) (629)       (euro) (1,733)
                                            ---------------    ---------------     ----------------
Income taxes                                       (1,398)              (983)              (1,247)
                                            ---------------    ---------------     ----------------
Net Income                                        $(2,292)     (euro) (1,612)       (euro) (2,980)
                                            ---------------    ---------------     ----------------

Basic and diluted net loss per share               $(0.10)         (euro)(0.07)           (euro)(1.32)
Weighted average number of shares               23,178,525         23,178,525            2,257,634
Pro forma basic and diluted net loss per       $(0.05) (2)        (euro)(0.04) (2)       (euro)(0.09) (3)
share
Pro forma weighted average number of         43,861,349(2)         43,861,349 (2)       34,704,574(3)
shares

 _______________________

(1) Figures in US Dollars are translated from the euro, for convenience, at a rate of 1Euro=$1.4219, the noon buying rate at the Federal Reserve Bank of New York on September 30, 2007.

(2) Presumes the conversion of all Series A preference shares into 32,487,940 ordinary shares and the conversion of all Series C preference shares into 2,029,786 ordinary shares, as if these had occurred on January 1, 2007 rather than on the date of our initial public offering on May 22, 2007.

(3) Presumes the conversion of all Series A preference shares into 32,487,940 ordinary shares, as if this had occurred on January 1, 2006. There were no Series C preference shares during the six months ended September 30, 2006.

(4) Financial income (expense) is derived by adding interest income (expense) and foreign exchange gains (losses).



Summary Consolidated Balance Sheet Data
---------------------------------------
                                                      As of September 30,
                                                        2007 (unaudited)             As of December 31, 2006
                                                --------------------------------     -------------------------
                                                   $'000(1) (euro)'000                      (euro)'000
Cash and cash equivalents                             $ 27,585    (euro) 19,400                  (euro) 5,810
Total assets                                           157,667          110,885                       102,946
Total debt                                               2,291            1,611                        63,144
Total liabilities                                       36,765           25,856                        90,213
Series A  preference shares                                  -                -                        26,844
Series C  preference shares                                  -                -                        23,000
Total shareholders' equity (deficit)                 $ 120,902    (euro) 85,029                (euro) (37,111)

 _________________
 (1) Figures in US Dollars are translated from the euro, for convenience, at a rate of 1Euro=$1.4219, the noon buying rate at the Federal Reserve Bank of New York on September 30, 2007.


Summary Consolidated Statement of Operations Data for the Last Seven Quarters (unaudited)

                                                                       Three months ended

                                        March 31,  June 30,   September     December     March 31,   June 30,     September
                                        2006         2006    30, 2006      31, 2006      2007        2007         30, 2007
                                                    (euros, in thousands except share and per share amounts)
Product sales                          17,927      18,889      16,329       16,626       18,706       18,828       15,853
Royalties                               1,283         860         811          942          974          842        1,090
Development fees                        1,968       1,886       3,399        1,929        2,210        2,107        3,052
                                    ----------- ----------- ------------ ------------ ------------ ------------ -------------
Revenues                               21,178      21,635      20,539       19,497       21,890       21,777       19,995

Cost of goods sold                    (11,138)    (12,574)    (12,610)     (11,236)     (12,555)     (11,992)     (10,999)
Research and development expenses
attributable to development fees       (1,249)     (1,303)     (1,497)      (1,541)      (1,231)      (1,319)      (1,062)
Other research and development
expenses                               (3,425)     (2,402)     (2,306)      (2,564)      (2,648)      (2,503)      (3,267)
Selling, general and
administrative costs                   (3,235)     (3,558)     (3,751)      (4,242)      (4,481)      (4,710)      (5,513)
Other expenses                              -           -         280           74            -            -            -
Amortization of intangibles              (183)       (182)       (181)        (181)        (180)        (179)        (179)
                                    ----------- ----------- ------------ ------------ ------------ ------------ -------------
Operating income                        1,948       1,616         474         (193)         795        1,074       (1,025)

Interest expense, net                  (1,876)     (1,936)     (1,970)      (1,479)      (1,228)        (468)         102
Foreign exchange gains, net                38         (59)         32            1           28           86            7

                                    ----------- ----------- ------------ ------------ ------------ ------------ -------------
Loss before taxes                         110        (379)     (1,464)      (1,671)        (405)         692         (916)

Income tax expense                       (365)       (670)       (212)        (346)        (377)        (388)        (218)

                                    ----------- ----------- ------------ ------------ ------------ ------------ -------------
Net income (loss)                        (255)     (1,049)     (1,676)      (2,017)        (782)         304       (1,134)
                                    =========== =========== ============ ============ ============ ============ =============


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date:  November 14, 2007                    EURAND N.V.



                                            By: /s/ Manya S. Deehr
                                                --------------------------------
                                                Manya S. Deehr
                                                Chief Legal Officer & Secretary